

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2020

Michael Hall
Secretary
Trustco Bank Corp NY
5 Sarnowksi Drive
Glenville, New York 12302

>   **Re: Trustco Bank Corp NY**
>   **Registration Statement on Form S-3**
>   **Filed May 12, 2020**
>   **File No. 333-238208**

Dear Mr. Hall:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Stickel at 202-551-3324 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Finance